Exhibit 4.94
Description of Securities
Registered Pursuant to Section 12
of the Securities Exchange Act of 1934

As of January 31, 2021 (“Description Date”), Union Electric Company, doing business as Ameren Missouri, had one class of securities registered under Section 12 of the Securities Exchange Act of 1934—its preferred stock, cumulative, no par value, stated value $100 per share. As of the Description Date, the preferred stock is issued and outstanding in the following amounts: (i) 14,000 shares of Preferred Stock, $5.50 Series A; (ii) 20,000 shares of Preferred Stock, $4.75 Series; (iii) 200,000 shares of Preferred Stock, $4.56 Series; (iv) 213,595 shares of Preferred Stock, $4.50 Series; (v) 40,000 shares of Preferred Stock, $4.30 Series; (vi) 150,000 shares of Preferred Stock, $4.00 Series; (vii) 40,000 shares of Preferred Stock, $3.70 Series; and (viii) 130,000 shares of Preferred Stock, $3.50 Series. When used herein, the term “Preferred Stock,” unless the context indicates otherwise, means the outstanding shares of our preferred stock.
The following description is as of the Description Date.

In this Description of Securities Registered Pursuant to Section 12 of the Securities Exchange Act of 1934, “Ameren Missouri,” “we,” “us,” “our” and similar terms refer to Union Electric Company, doing business as Ameren Missouri.

Description of PREFERRED Stock

General

The following statements describing preferred stock of Ameren Missouri are not intended to be a complete description but rather are a summary of certain preferences, privileges, restrictions and distinguishing characteristics relating to the preferred stock currently authorized by our Restated Articles of Incorporation (“articles of incorporation”). For additional information, please see our articles of incorporation and bylaws. Each of these documents has been previously filed with the Securities and Exchange Commission (“SEC”) and each is an exhibit to our Annual Report on Form 10-K to which this Description of Securities Registered Pursuant to Section 12 of the Securities Exchange Act of 1934 is an exhibit. Reference is also made to the laws of the state of Missouri.

Our authorized preferred stock consists of 25,000,000 shares of preferred stock without par value, issuable in series. When used herein, the term “preferred stock,” unless the context indicates otherwise, means all the authorized shares of our preferred stock, whether currently outstanding or hereafter issued, including the Preferred Stock.

Issuance in Series; Rank

The authorized but unissued shares of our preferred stock may be issued in one or more series from time to time upon such terms and in such manner, with such variations as to dividend rates, the cumulative dates, the prices at which shares may be redeemed, the liquidation prices,

Exhibit 4.94
the prices at which, and the terms upon which, shares may be converted into or exchanged for shares of any other class, sinking fund or purchase fund provisions, if any, and any other characteristics or restrictive or other provisions as may be determined by our board of directors. Except for such characteristics, as to which our board of directors has discretion, all series of preferred stock rank equally and are alike in all respects. Our articles of incorporation provide that the redemption price and the liquidation price of our preferred stock shall not exceed $120 per share and the annual dividend rate shall not exceed $8 per share.

Our preferred stock ranks senior with respect to dividends and assets to our $1 par value preference stock (“preference stock”), if any, and our $5 par value common stock (“common stock”).

Dividend Rights

Holders of preferred stock are entitled to receive in respect of each share held, from the cumulative date applicable thereto, cumulative dividends at the rate applicable thereto, and no more, in preference to our common stock and to our preference stock, if any, payable quarterly on the fifteenth of February, May, August, and November in each year, when and as declared by our board of directors out of any funds legally available for such purpose.

Dividends and distributions on our common stock may be declared and paid, provided all dividends for past periods and the dividend for the current quarter on our outstanding preferred stock and preference stock have been paid or provided for.

The respective annual dividend rates per share for each series of Preferred Stock; the respective dates (hereinafter called “cumulative dates”) from which dividends on all shares of such series issued prior to the record date for the first dividend payment date shall be cumulative; the respective redemption prices per share for such series (exclusive of accrued and unpaid dividends); and the respective amounts (hereinafter called “liquidation prices”) per share (exclusive of accrued and unpaid dividends) for such series payable to the holders thereof in case of voluntary or involuntary dissolution, liquidation or winding up of our affairs; are as follows:

Series	Dividend Rate	Cumulative Date	Redemption Price (per share)	Voluntary Liquidation Price (per share)	Involuntary Liquidation Price (per share)
$5.50 A	5.50	12/30/83	$110.00	$110.00	$100.00
$4.75	4.75	12/30/83	102.176	102.176	100.00
$4.56	4.56	11/15/63	102.47	102.47	100.00
$4.50	4.50	5/15/41	110.00	105.50	100.00
$4.30	4.30	12/30/83	105.00	105.00	100.00
$4.00	4.00	8/15/49	105.625	105.625	100.00
$3.70	3.70	8/15/45	104.75	104.75	100.00
$3.50	3.50	5/15/46	110.00	110.00	100.00

Exhibit 4.94
Optional Redemption Provisions

Shares of Preferred Stock are redeemable, at our option, in whole at any time or in part from time to time, on not less than 30 days’ and not more than 60 days’ notice by paying the respective redemption prices specified above, together with a sum, in the case of each share so to be redeemed, computed at the annual dividend rate for the respective series from the date from which dividends on such share became cumulative to the date fixed for such redemption, less the aggregate of the dividends theretofore or on such redemption date paid thereon. Redemption notices will be published in a daily newspaper printed in the English language and published and of general circulation in Manhattan, New York, and in a similar newspaper published and of general circulation in St. Louis, Missouri. Redemption notices will also be mailed to holders of record at their addresses appearing on our books, but failure to mail redemption notices will not affect the validity of any redemption.

In case of the redemption of less than all the outstanding shares of any series of preferred stock, the shares of such series to be redeemed shall be selected by lot or in such other manner as our board of directors may determine. We may deposit with a bank or trust company, organized under the laws of U.S. or the State of New York and doing business in the Borough of Manhattan, the City of New York, New York, the aggregate redemption price of the shares to be redeemed, and thereupon all shares with respect to which such deposit has been made shall no longer be deemed to be outstanding, and all rights of such holders with respect to such shares shall cease and terminate upon such deposit in trust, except only the right of such holders to receive the amount payable upon the redemption thereof, but without interest.

Voting Rights

Each share of preferred stock, common stock and preference stock, if any, is entitled to one vote on each matter voted on at all meetings of shareholders, with the right of cumulative voting in the election of directors and the right to vote as a class on certain questions. Whenever four quarterly dividends on the preferred stock shall be in default, in whole or in part, and during the continuance of such default, the common stock, as a class, will be entitled to elect the same number of directors as was authorized by our articles of incorporation immediately prior to such default, and the preferred stock, as a class, will be entitled to elect two additional directors; and provided further, that whenever four quarterly dividends on the preference stock shall be in default, in whole or in part, and during the continuance of such default, the common stock and the preferred stock, voting together as a single class, will be entitled to elect the same number of directors as was authorized by our articles of incorporation immediately prior to such default, and the preference stock, as a class, will be entitled to elect two additional directors. The articles of incorporation give holders of the preferred stock certain special voting rights with respect to specified corporate actions, including certain amendments to the articles of incorporation, the issuance of preferred stock ranking senior to, or equally with, existing preferred shares, and certain distributions to holders of junior stock. See “—Restrictions on Certain Corporate Actions.”

Exhibit 4.94
In addition, under Missouri law holders of preferred stock have the right to vote as a class on any amendment to our articles of incorporation that would adversely affect such stock’s preferences or special or relative rights, but if less than all series of a class are adversely affected, then the affected series have the right to vote as a class on such amendment.

Except as otherwise provided by law or by the articles of incorporation, the holders of record of a majority of the outstanding shares of our capital stock entitled to vote at any meeting of shareholders, present in person or represented by proxy, shall constitute a quorum at such meeting; provided, that in no event shall a quorum consist of less than a majority of the outstanding shares entitled to vote.

Liquidation Rights

In the event of any liquidation, dissolution or winding up (voluntary or involuntary) of Ameren Missouri, holders of preferred stock are entitled to receive an amount equal to the aggregate applicable liquidation price of their shares and any unpaid accrued dividends thereon, before any payment or distribution is made to the holders of our common stock and our preference stock, if any.

Common Stock of Ameren Missouri

Our board of directors may not declare or pay dividends or distributions on our common stock unless all accrued and unpaid dividends on all series of preferred stock have been paid or declared.

Restrictions on Certain Corporate Actions
The articles of incorporation provide that no amendment to the articles of incorporation:

•which would change the provisions thereof relating to cumulative voting, quorum requirements or preemptive rights, in any manner substantially prejudicial to the holders of any class of stock shall be made without the consent of the holders of at least two-thirds of all of our capital stock;

•providing for the creation or increase of preferred stock of any class shall be made without the consent of the holders of at least a majority of our common stock; or

•which would change the express terms of the preferred stock in any manner substantially prejudicial to the holders thereof, shall be made, except as referred to below and except for any change in the number of our board of directors, without the consent of the holders of at least three-fourths of the preferred stock.

We may not, without the consent of the holders of at least two-thirds of the preferred stock:

•sell any shares of preferred stock or any senior or parity stock, unless net earnings for a period of 12 consecutive calendar months within the 15 calendar months immediately

Exhibit 4.94
preceding such action are at least two and one-half times the annual dividend requirements on the preferred stock and senior or parity stock to be outstanding immediately after such action;

•create any class of senior stock;

•increase the authorized number of shares of preferred stock;

•reclassify outstanding shares of junior stock into shares of parity or senior stock;

•make any distribution out of capital or capital surplus (other than dividends payable in junior stock) to holders of junior stock; or

•issue any shares of preferred stock or parity or senior stock, if the stated capital to be represented by the preferred stock and such other stock outstanding immediately after such issue would exceed the stated capital to be represented by shares of junior stock, increased by the amount of any capital surplus or reduced by the amount of any deficit.

Preemptive Rights

Holders of the preferred stock have no preemptive rights to subscribe for or purchase any securities issued by us.

Miscellaneous

The preferred stock has no conversion rights. There is no restriction on the repurchase or redemption by us of our common stock or preferred stock while there is any arrearage in the payment of dividends or sinking fund installments in respect of our preferred stock, except in circumstances when the repurchase or redemption of our common stock or preferred stock is otherwise prohibited or restricted by statute or common law or, as summarized with respect to distributions in “—Restrictions on Certain Corporate Actions,” by the articles of incorporation. There is a restriction on the redemption by us of our preference stock, if any, while there is any arrearage in the payment of dividends or sinking fund installments in respect of our preferred stock or preference stock.

We reserve the right to increase, decrease or reclassify our authorized stock of any class or series thereof, and to amend or repeal any provision in the articles of incorporation or any amendment thereto, in the manner prescribed by law, subject to the conditions and limitations prescribed in the articles of incorporation; and all rights conferred on shareholders in the articles of incorporation are subject to this reservation.

Shares of preferred stock, when issued by us upon receipt of the consideration therefor, will be fully paid and non-assessable.

Exhibit 4.94
Transfer Agent and Registrar

Ameren Services Company, our affiliate, serves as transfer agent and registrar for our preferred stock.